Exhibit 99.1

Ballard Hosts Successful Investor & Analyst Day

VANCOUVER, Oct. 6, 2015 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) held an Investor and Analyst Day on October 1st in New York City, hosting numerous investors and research analysts in person and online through a webcast. Key executives and external keynote speakers delivered informative presentations underscoring Ballard's position to capitalize on the large scale potential of commercial fuel cell applications.

Prior to this event, Ballard announced important commercial transactions that were discussed during the course of the Investor and Analyst Day.

  Fuel Cell Buses in China – Sept. 25: A long-term license and supply agreement with an existing partner in China to provide fuel cell Power Products and Technology Solutions in support of the planned deployment of approximately 300 fuel cell-powered buses in the cities of Foshan and Yunfu. The transaction has an estimated initial value of $17 million through 2016, with the opportunity for significant recurring royalties starting in 2017.
  Fuel Cell Trams in China – Sept. 28: A joint development agreement and a supply agreement to develop and commercialize a fuel cell engine specifically designed for integration into low floor trams manufactured by a major Chinese rolling stock manufacturer. The agreements include 2016 delivery of 10 customized power modules and have an initial value expected to be approximately $6 million.
  Telecom Backup Power Modules in India – Sept. 30: A purchase order was received from Aditya Birla Group for 50 ElectraGenTM-H2 direct hydrogen modules that will be deployed in the Idea Cellular telecom network in India.
  Close of Protonex Acquisition – Oct. 1: Ballard's acquisition of Protonex Technology Corporation (www.protonex.com) successfully closed.

A summary of the Investor and Analyst Day presentations follows. A replay of the webcast, along with all presentation material, is available at the Company's website – www.ballard.com/investors.

Speaker	Topic
President & CEO Randy MacEwen	Ballard Strategic Direction
Chief Commercial Officer Steve Karaffa	Power Products Overview: Meeting customers' power needs through delivery of high value, clean energy products that reduce cost & risks
Chief Operations Officer Paul Cass	Heavy Duty Motive Market: Delivering fuel cell buses and trams that improve air quality to customers worldwide
Keynote Speaker: Coordinator of EU Fuel Cell Bus Projects for Van Hool, Paul Jenne	European Bus Market: Discussing the compelling fuel cell bus opportunities in Europe
President – Protonex Dr. Paul Osenar	Portable Power Market: Delivering hi-performance, clean & advanced fuel cell power solutions for the U.S. military
VP – Bus. & Corp. Development Karim Kassam	Material Handling Market: Fuel cell solutions for lift truck system integrators and lift truck OEMs
Chief Operations Officer Steve Karaffa	Telecom Backup Power Market: Supplying backup power solutions to global telecom operators
Keynote Speaker: Exe. Head of Marketing, Anglo American Platinum, Andrew Hinkly	Anglo American Platinum's perspective on global prospects for the fuel cell sector
VP Technology Solutions Dr. Kevin Colbow	Technology Solutions Overview: Helping customers solve difficult technical challenges in PEM fuel cell programs
Chief Technology Officer Dr. Christopher Guzy	Fuel Cell Technology & Product Evolution: Discussing Ballard's innovation, product roadmaps & product cost reduction targets
Chief Operations Officer Paul Cass	Operations Review: The commitment to quality and a strategy to ensure sufficient manufacturing capacity for growth
Chief Financial Officer Tony Guglielmin	Financial Overview: Presenting priorities & target model

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product deliveries, customer deployments and market demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:00e 06-OCT-15